Exhibit 2

InterOil Corporation

Consolidated Financial Statements
(Audited, Expressed in United States dollars)

Years ended December 31, 2004, 2003 and 2002 and cumulative

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of InterOil Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG

Sydney, Australia
March 4, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in Note 1(c) — Stock-based compensation — to the Company’s consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004. Our report to the shareholders dated March 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG

Sydney, Australia
March 4, 2005

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors, composed of independent non-management directors, meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by KPMG, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG has full and free access to the Audit Committee.

Phil Mulacek	Tom Donovan
Chief Executive Officer	Chief Financial Officer

InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	December 31	December 31	December 31
	2004	2003	2002
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 2)	19,735,912	9,313,682	3,288,539
Temporary investments (note 9)	24,407,709	24,723,572	7,105,701
Trade receivables (note 3)	58,698,069	—	—
Commodity hedge contracts (note 9)	503,500	—	—
Other assets	806,123	486,584	503,859
Inventories (note 6)	27,916,902	—	—
Prepaid expenses	190,135	488,532	80,359

Total current assets	132,258,350	35,012,370	10,978,458
Deferred financing costs (note 11)	760,488	—	—
Plant and equipment (note 7)	244,914,355	202,309,465	121,217,700
Oil and gas properties (note 8)	6,605,360	23,018,015	2,878,703
Future income tax benefit (note 13)	1,303,631	—	—

Total assets	385,842,184	260,339,850	135,074,861

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	26,328,544	5,835,583	6,744,515
Income tax payable	2,881,398	—	—
Short term loan facility — crude feedstock (note 18)	76,520,541	—	—
Deferred acquisition cost (note 10)	12,123,106	—	—
Due to related parties (note 5)	1,056,251	1,478,751	2,784,560
Foreign currency forward contracts (note 9)	—	—	678,648
Current portion of secured loan (note 11)	9,000,000	9,000,000	—
Current portion of indirect participation interest (note 14)	13,749,852	—	—

Total current liabilities	141,659,692	16,314,334	10,207,723

Accrued financing costs (note 11)	863,329	—	—
Secured loan (note 11)	76,000,000	74,000,000	31,000,000
Indirect participation interest (note 14)	10,608,830	16,600,000	—

Total liabilities	229,131,851	106,914,334	41,207,723

Non-controlling interest (note 15)	6,404,262	6,467,496	6,490,398

Shareholders’ equity:
Share capital (note 16)	216,813,654	157,449,200	94,120,609
Authorised — unlimited Issued and outstanding 28,310,884 (Dec 31, 2003 - 24,815,961) (Dec 31, 2002 - 20,585,943)
Contributed surplus	1,841,776	540,222	769,964
Warrants (note 12)	2,258,227	—	—
Foreign currency translation adjustment	463,200	—	—
Deferred hedge gain (note 9)	537,358	—	—
Deficit accumulated during the development stage	(71,608,144)	(11,031,402)	(7,513,833)

Total shareholders’ equity	150,306,071	146,958,020	87,376,740

Total liabilities and shareholders’ equity	385,842,184	260,339,850	135,074,861

See accompanying notes to the consolidated financial statements

Commitments (note 20)

On behalf of the Board

Phil Mulacek, Director

Christian Vinson, Director

InterOil Corporation Consolidated Statements of Operations (Expressed in United States dollars)

				Unaudited
				cumulative amounts
				from inception of
				development
		Year ended		stages to

	December 31	December 31	December 31	December 31
	2004	2003	2002	2004
	$	$	$	$

Revenue

Sales and operating revenues (note 19)	70,644,486	—	—	70,644,486
Interest	382,461	246,912	373,015	7,349,234
Other	196,337	12,368	11,211	230,485
Equity (loss) of SP InterOil, LDC	—	—	—	(281,128)

	71,223,284	259,280	384,226	77,943,077

Expenses

Cost of sales and operating expenses (note 19)	63,836,182	—	—	63,836,182
Inventory revaluation	1,508,334	—	—	1,508,334
Administrative and general expenses	8,470,625	2,337,255	2,241,911	19,219,202
Management fees	—	—	—	1,365,000
Management fees for prior periods waived	—	(840,000)	—	(840,000)
Exploration costs (note 8)	38,470,074	164,992	92,673	39,430,660
Legal and professional fees	3,573,727	1,421,390	464,253	7,233,954
Short term borrowing costs	4,705,190	—	—	4,705,190
Long term borrowing costs	1,401,256	—	—	1,401,256
Foreign exchange (gain) loss	392,805	678,774	(1,094,787)	2,556,475

	122,358,193	3,762,411	1,704,050	140,416,253

Loss before income taxes and non-controlling interest	(51,134,909)	(3,503,131)	(1,319,824)	(62,473,176)

Income taxes (note 13)
Current	(2,538,410)	(37,339)	(1,446)	(2,687,836)
Future	663,347	—	—	663,347

	(1,875,063)	(37,339)	(1,446)	(2,024,489)

Loss before non-controlling interest	(53,009,972)	(3,540,470)	(1,321,270)	(64,497,665)

Non-controlling interest	70,091	22,901	5,383	526,381

Net loss	(52,939,881)	(3,517,569)	(1,315,887)	(63,971,284)

Basic loss per share (note 23)	(2.09)	(0.16)	(0.06)
Diluted loss per share (note 23)	(2.09)	(0.16)	(0.06)
Weighted average number of common shares outstanding
Basic and diluted	25,373,575	22,649,924	20,462,167

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statements of Cash Flows (Expressed in United States dollars)

				Unaudited
				cumulative amounts
				from inception of
				development
	Year ended			stages to

	December 31	December 31	December 31	December 31
	2004	2003	2002	2004
	$	$	$	$

Cash flows from/(used in) operating activities
Net loss	(52,939,881)	(3,517,569)	(1,315,887)	(63,971,283)
Adjustments for non-cash transactions Net distributions from SP InterOil LDC	—	—	—	781,187
Non-controlling interest	(70,091)	(22,901)	(5,383)	(526,300)
Depreciation and amortization	639,075	73,068	85,657	797,800
Future income tax benefit	(663,347)	—	—	(663,347)
Gain on sale of other assets	(94,260)	—	—	(94,260)
Amortization of discount on debt	604,045	—	—	604,045
Amortization of deferred financing costs	268,873	—	—	268,873
Debt conversion settlement expense – debentures	77,589	—	—	77,589
Management fee waived	—	(840,000)	—	(840,000)
Stock compensation expense	1,209,921	(39,654)	612,197	1,782,464
Capitalized oil and gas properties expensed	35,566,761	164,992	92,673	35,824,426
Ineffective hedge loss	40,715	—	678,648	719,363
Interest expense forfeited by debenture holders	998,438	—	—	998,438
Unrealized foreign exchange loss (gain)	392,805	678,774	(1,773,435)	2,556,475
Change in non-cash working capital Decrease/(increase) in trade receivables	(50,456,671)	—	—	(50,456,671)
Decrease/(increase) in other assets and prepaid expenses	982,014	220,196	709,782	2,237,894
Decrease/(increase) in inventories	(22,666,150)	—	—	(22,666,150)
Increase (decrease) in accounts payable, accrued liabilities and income tax payable	5,880,047	(236,058)	(1,433,211)	(916,755)

	(80,230,117)	(3,519,152)	(2,348,959)	(93,486,212)

Cash flows used in investing activities
Cash paid on consolidation of SP InterOil LDC	—	—	—	(14,858,947)
Expenditure on oil and gas properties	(19,154,106)	(19,987,946)	(875,105)	(37,855,204)
Expenditure on plant and equipment	(38,484,704)	(81,843,608)	(42,372,277)	(185,519,616)
Proceeds on sale of other assets	405,353	—	—	405,353
Redemption of cash on short term investments	24,723,572	(17,617,871)	9,894,299	—
Acquisition of InterOil Products Limited, net of cash received (note 10)	4,631,904	—	—	4,631,904
Change in non-cash working capital
Increase (decrease) in accounts payable and accrued liabilities	4,094,594	(1,351,521)	4,749,199	7,492,272

	(23,783,387)	(120,800,946)	(28,603,884)	(225,704,238)

Cash flows from financing activities
Proceeds from secured loan	2,000,000	52,000,000	30,240,000	84,240,000
Proceeds from senior convertible debenture	45,000,000	—	—	45,000,000
Senior convertible debenture issuance costs	(3,259,766)	—	—	(3,259,766)
Proceeds from indirect participation interest	16,984,852	16,300,000	—	33,284,852
Proceeds from related party borrowings (note 5)	1,775,565	—	2,900,000	4,753,841
Repayment to related party (note 5)	(2,198,065)	(776,902)	(878,276)	(3,853,243)
Proceeds from issue of common shares – options	2,020,316	62,822,143	1,312,223	126,647,846
Proceeds from short term borrowing	5,100,000	—	—	5,100,000
Repayments of short term borrowings	(5,100,000)	—	—	(5,100,000)
Proceeds from (repayments of) working capital facility	76,520,541	—	—	76,520,541
Cash held as security for working capital facility	(24,407,709)	—	—	(24,407,709)

	114,435,734	130,345,241	33,573,947	338,926,362

Increase in cash and cash equivalents	10,422,230	6,025,143	2,621,104	19,735,912
Cash and cash equivalents, beginning of period	9,313,682	3,288,539	667,435	—

Cash and cash equivalents, end of period (note 2)	19,735,912	9,313,682	3,288,539	19,735,912

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statements of Shareholders’ Equity (Expressed in United States dollars)

	Year ended

	December 31	December 31	December 31
	2004	2003	2002
	$	$	$

Share capital

At beginning of period	157,449,200	94,120,609	92,808,387
Adjustment to reflect change in accounting for employee stock options (note 1c)	92,434	—	—
Issue of capital stock	59,272,020	63,328,591	1,312,222

At end of period	216,813,654	157,449,200	94,120,609

Contributed surplus

At beginning of period	540,222	769,964	—
Adjustment to reflect change in accounting for employee stock options (note 1c)	645,216	—	—
Stock compensation	656,338	(229,742)	769,964

At end of period	1,841,776	540,222	769,964

Warrants

At beginning of period	—	—	—
Movement for period (note 12)	2,258,227	—	—

At end of period	2,258,227	—	—

Foreign currency translation adjustment

At beginning of period	—	—	—
Movement for period (note 1e)	463,200	—	—

At end of period	463,200	—	—

Deferred hedge gain

At beginning of period	—	—	—
Movement for period (note 9)	537,358	—	—

At end of period	537,358	—	—

Deficit accumulated during the development stage
At beginning of period	(11,031,402)	(7,513,833)	(6,197,946)
Adjustment to reflect change in accounting for employee stock options (note 1c)	(737,650)	—	—
Adjustment to reflect cumulative debentures conversion expense (note 12)	(6,899,211)	—	—
Net (loss) for period	(52,939,881)	(3,517,569)	(1,315,887)

At end of period	(71,608,144)	(11,031,402)	(7,513,833)

Shareholders’ equity at end of period	150,306,071	146,958,020	87,376,740

See accompanying notes to the consolidated financial statements

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

InterOil Corporation’s (the “Company” or “InterOil”) is a development stage enterprise whose primary business interests are the development of an oil refinery (the “Project”), oil and gas exploration in Papua New Guinea (“PNG”), and distribution of refined petroleum products in PNG.

1. Statement of significant accounting policies

(a) Basis of presentation

The consolidated financial statements for the year ended December 31, 2004 have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business in the future.

The consolidated financial statements of the Company include the financial statements of SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%) and their subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b) Segment reporting

The Company operates its business in Papua New Guinea in the following segments:

•	Upstream includes the exploration for and production of crude oil and natural gas.

•	Midstream includes refinery operations. The refinery processes crude oil into naphtha, gasoline, diesel, LPG, jet/kerosene and low sulphur way residue. The midstream operations sell to the PNG domestic market as well as to export customers.

•	Downstream includes the distribution of refined products and lubricants, including gasoline, diesel and fuel oils in PNG.

The above functions have been defined as the operating segments of the Company because they are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred or where business activities are being developed; (b) whose operating results are regularly reviewed by the Company’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available. “Corporate” includes assets and liabilities that do not specifically relate to business segments e.g. primarily cash. Results in this segment primarily include financing costs and interest income.

Segment accounting policies are the same as those described in this summary of significant accounting policies. Upstream, midstream and downstream include costs allocated from the corporate activities. The allocation is based on a fee for service.

(c) Stock-based compensation

Prior to January 1, 2004, the Company applied the fair value based method only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

The Company adopted the fair value based method to account for employee stock options, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods. The effect of retroactively adopting the fair value based method, without restatement, is to increase the opening deficit accumulated during the development stage by $737,650, increase contributed surplus by $645,216 and increase share capital by $92,434.

(d) Inventories

Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. Cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1. Statement of significant accounting policies (cont’d)

(e) Foreign currency

For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

(f) Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure long term borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in expenses for the period.

(g) Receivables

The collectability of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the risks and rewards associated with carrying the receivables. The working capital facility balance is increased for the amount of cash received on the transaction.

(h) Revenue recognition

The following particular accounting policies, which significantly affect the measurement of profit and of financial position, have been applied.

Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales between business segments of the Company are eliminated from sales and operating revenues and cost of sales and between the asset for the refinery as all revenues and expenses relating to the refinery have been capitalized for the period to December 31, 2004.

Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.

Interest income
Interest income is recognized on a time-proportionate basis using the effective interest method.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1. Statement of significant accounting policies (cont’d)

(i) Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its naphtha sales price exposures and its crude purchase cost exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

On the date a derivative contract is entered into the Company designates the derivative as a hedge of a forecasted transaction. The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of equity to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a hedge is reported in earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes immediately in earnings gains and losses that were accumulated in a separate component of equity.

The Company enters into naphtha swaps in order to reduce the impact of fluctuating naphtha prices on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its naphtha price swap agreements as hedges of the underlying sale. Naphtha sales revenue is adjusted to include the payments made or received under the naphtha price swaps.

The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the period exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.

(j) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

(k) Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1. Statement of significant accounting policies (cont’d)

(k) Oil and gas properties (cont’d)

economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method. Geological and geophysical costs are expensed as incurred.

(l) Plant and equipment

Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in PNG. The Company is considered to be in the construction and pre-operating stage of development of the oil refinery. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalized as part of plant and equipment. Administrative and general costs are expensed as incurred. The refinery assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalized as part of the cost of such plant and equipment. Refinery related assets will be depreciated on a straight line basis over their useful lives, at 4% per annum. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.

Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at December 31, 2004.

Other assets
Property, plant and equipment is recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. The depreciation rates used on plant and equipment range from 15% to 40%. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.

Leased assets
Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs. As a result, no provision has been raised.

Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in income.

Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. No provision has been recorded at December 31, 2004, 2003 and 2002.

(m) Employee entitlements

The amounts expected to be paid to employees for their pro-rata entitlement to long service and annual leave and leave fares are accrued having regard to anticipated periods of service, remuneration levels and statutory obligations.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1. Statement of significant accounting policies (cont’d)

(n) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

(o) Per share amounts

Basic per share amounts are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted per share amounts are computed similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

(p) Vulnerability to concentration risk

Credit risk
The majority of the Company’s export sales are made to one customer. The Company’s domestic sales for the period ended December 31, 2004 were not dependent on a single customer or geographic region of PNG.

No export or domestic sales from the refinery have been recognized in the Consolidated Statement of Operations for the year ended December 31, 2004.

Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2004 output achieved through the commissioning process includes naphtha (35.8%), diesel (32.5%) and low sulphur waxy residue (16.2%). The product yields obtained during commissioning will vary going forward as the refinery operations are optimized.

Supply risk
During 2004, the Company sourced the majority of its crude supply from two sources.

Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.

(q) Temporary investments

Temporary investments are carried at the lower of cost and recoverable amount. If the carrying amount of the asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

(r) Presentation

Certain prior years’ amounts have been reclassified to conform with current presentation.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2. Cash and cash equivalents

The Company considers deposits in bank and short-term investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are carried at cost. Accrued interest is included with other receivables.

The components of cash and cash equivalents are as follows:

	2004	2003	2002
	$	$	$

Cash on deposit	15,313,941	6,208,785	3,206,084
Bank term deposits
- Papua New Guinea kina deposits (K 13,891,853 )	4,417,609	97,417	79,324
- Australian dollar deposits (AUD 5,595)	4,362	—	3,131
Papua New Guinea kina treasury bills	—	3,007,480	—

	19,735,912	9,313,682	3,288,539

Increase in cash for the year ended December 31, 2004 is the result of the acquisition of InterOil Products Limited, which holds cash, and proceeds from the debenture issuance and options exercised. In addition, $13,749,852 was received near year end for a new indirect participation interest.

Included in the Papua New Guinea bank term deposits is $102,096 (2003 — $97,417, 2002 — $nil) which is restricted and unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

3. Trade receivables

At December 31, 2004, the Company had a discounting facility with BNP Paribas on specific monetary receivables (note 18). As at December 31, 2004, $13,034,904 in outstanding accounts receivable had been sold with recourse under the facility. The Company has retained the responsibility for administering and collecting accounts receivable sold and therefore has included the sold receivables in the trade receivables balance at December 31, 2004.

The increase in trade receivables over prior year is a result of the fact that the Company has sold refined product produced by the refinery during its commissioning operations. The increase in trade receivables also relates to the operations of InterOil Products Limited, a subsidiary acquired during the year (note 10).

At December 31, 2004 $46,911,393 of the trade receivables secures the BNP Paribas working capital facility disclosed in note 18.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4. Supplemental cash flow information

	Dec-31	Dec-31	Dec-31
	2004	2003	2002
	$	$	$

Cash paid during the year
Interest	1,444,006	4,138,290	1,948,043
Income taxes	1,914,459	64,891	2,855
Interest received	671,479	149,631	840,337
Non-cash investing and financing activities:
Accrued financing costs and deferred financing costs	834,439	—	—
Increase in additional paid up capital as a result of a change in accounting policy for stock based compensation (note 1c)	645,216	—	—
Increase in due to related parties resulting from transfer of other assets	—	311,093	—
Increase in share capital from:
oil and gas property expenditure paid for with stock	—	316,359	—
change in accounting policy for stock based compensation (note 1c)	92,434
transfer of deferred transaction costs on conversion of the debenture	(3,093,734)	—	—
transfer of carrying value of debentures to share capital on conversion of the securities	42,890,448	—	—
conversion of indirect participation interest into share capital	9,226,260	—	—
inducement paid on conversion of debentures	6,976,800	—	—
prepaid transaction costs being attributed to share capital transaction	300,000
Movement in accumulated deficit as a result of the inducement paid on conversion of the debentures	6,899,211	—	—

All non-cash investing and financing activities disclosed in note 4 relate to the “corporate” segment except for those involving the other payables capitalized as part of plant and equipment (midstream), the recording of deferred hedge gain (midstream), and the oil and gas property expenditure paid for with stock (upstream).

5. Related parties

Amounts due to related parties of $1,056,251 (2003 — $1,478,751, 2002 — $2,784,560) represents monies owed to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company’s oil refinery project. PIE is controlled by an officer and director of InterOil. During the year, $422,500 of the loan to PIE was repaid . The loan has interest charged at a rate of 5.75% (2003 — 5.75%, 2002 — 5.75%) per annum. During the year ended December 31, 2004, PIE also advanced InterOil Corporation $1,775,565, which was repaid prior to December 31, 2004. The advance had interest charged at a rate of 6% per annum. During the year the Company incurred total interest to PIE amounting to $246,745 (2003 — $105,374, 2002 — $127,639).

SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and it is the US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the year, $150,410 (2003 — $150,000, 2002 — $150,000) was expensed for the sponsor’s (PIE) legal, accounting and reporting costs. This amount was included in accounts payable and accrued liabilities at December 31, 2004. During 2003, PIE also waived $840,000 of management fees due to it for prior periods and this was reflected in the Consolidated Statement of Operations.

Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid or payable to Breckland during the year amounted to $120,426 (2003 — $131,250, 2002 — $204,522).

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

5. Related parties (cont’d)

The services of certain executive officers and senior management of the Company are provided under a management services agreement with Direct Employment Services Corp. (“DESC”). DESC is a U.S. private Company administered by executive officers of the Company and which was established for the purposes of providing non-profit management services to the Company. During 2004 DESC was paid $708,104 (2003 — $535,855, 2002 — $435,661).

Amounts due to Directors at December 31, 2004 totaled $61,000 for Directors fees (2003 — $30,500, 2002 — $26,000) and $320,000 for Directors bonuses (2003 — nil, 2002 — nil) and are included in accounts payable and accrued liabilities.

6. Inventories

	Dec-31	Dec-31	Dec-31
	2004	2003	2002
	$	$	$

Midstream (crude oil feedstock)	3,971,982	—	—
Midstream (refined petroleum product)	16,396,975	—	—
Downstream (refined petroleum product)	7,547,945	—	—

	27,916,902	—	—

Midstream inventories have increased between December 31, 2003 and December 31, 2004 as a result of the refinery entering its commissioning stage. Further, downstream inventories have increased as a result of the acquisition of InterOil Products Limited.

At December 31, 2004 $20,368,957 of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 18.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7. Plant and equipment

Year ended December 31, 2004

	Upstream	Midstream	Downstream	Corporate and consolidations	Totals

Plant and equipment	5,659,248	237,102,876	12,331,522	263,217	255,356,863
Deferred project costs	—	—	406,077		406,077
Consolidation entries	—	—	—	(2,002,214)	(2,002,214)
Accumulated depreciation and amortization	(19,792)	(419,629)	(8,230,060)	(176,890)	(8,846,371)

Net book value	5,639,456	236,683,247	4,507,539	(1,915,887)	244,914,355

Capital expenditure for year	1,131	40,532,990	1,320,644	83,920	41,938,685

Year ended December 31, 2003

	Upstream	Midstream	Downstream	Corporate and consolidations	Totals

Plant and equipment	5,658,117	43,218,420	—	179,472	49,056,009
Deferred project costs	—	153,298,736	321,817		153,620,553
Consolidation entries	—	—	—	(165,647)	(165,647)
Accumulated depreciation and amortization	(7,282)	(107,643)	—	(86,525)	(201,450)

Net book value	5,650,835	196,409,513	321,817	(72,700)	202,309,465

Capital expenditure for year	5,658,117	81,226,712	100,333	53,791	87,038,953

Year ended December 31, 2002

	Upstream	Midstream	Downstream	Corporate and consolidations	Totals

Plant and equipment	—	47,959,600	—	132,615	48,092,215
Deferred project costs	—	73,076,344	221,484		73,297,828
Consolidation entries	—	—	—	(128,296)	(128,296)
Accumulated depreciation and amortization	—	—	—	(44,047)	(44,047)

Net book value	—	121,035,944	221,484	(39,728)	121,217,700

Capital expenditure for year	—	39,069,313	45,398	46,128	39,160,839

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

8. Oil and gas properties

Costs of oil and gas properties, including major development projects, excluded from costs subject to depletion and depreciation were as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
	$	$	$

Petroleum Prospecting Licence 238, at cost
Equipment and inventories	5,353,471	6,992,867	—
Drilling programs	1,251,889	14,199,188	1,193,910
Other exploration properties, at cost	—	1,825,960	1,684,793

	6,605,360	23,018,015	2,878,703

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the years ended:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
	$	$	$

Exploration costs expensed as incurred	2,903,313	—	—
Capitalized oil and gas properties expensed
Costs incurred in prior years	16,576,982	70,016	84,362
Costs incurred in current years	18,989,779	94,976	8,311

	38,470,074	164,992	92,673

Capitalized oil and gas properties expensed during the period include costs relating to the Moose and Sterling Mustang wells. These wells were suspended during the year. Due to the uncertainty of reentering these wells and without any proven reserves established, the cost of drilling these exploratory wells to date has been expensed.

9. Financial instruments

With the exception of cash and cash equivalents and short term investments, all financial assets are non interest bearing. Cash and cash equivalents earned average interest rates of 1.6% per annum (2003 — 1.5%, 2002 — 3.5%).

Temporary investments	Dec-31, 2004	Dec-31, 2003	Dec-31, 2002

Cash deposit on working capital facility (1.98%)	24,407,709	—	—
Managed trust (1.5%)	—	24,626,154	—
Pledged deposit (1.6%)	—	97,418	7,105,701

Total	24,407,709	24,723,572	7,105,701

Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, short and long term debt and amounts due to related parties approximate fair values due to the short term maturities of these instruments.

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventories and accounts receivables.

Foreign currency hedge contracts
The Company had no outstanding foreign currency forward contracts at December 31, 2004 and 2003. At December 31, 2002, the Company had contracts valued at $62,000,000 to acquire Australian dollar amounts payable pursuant to the refinery construction. These hedging contracts have all matured during 2003. At December 31, 2002, the Company had an unrealized loss of $4,001,462 resulting

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

from hedge contracts. An unrealized exchange loss of $678,648 was recognized on the balance sheet for contracts in excess of specific commitments at December 31, 2002.

9. Financial instruments (cont’d)

To define a maximum potential amount payable on the outstanding hedge contracts, the Company acquired Australia dollar put options during the year ended December 31, 2003 for total premiums of $218,430 (2002 — $85,000). The maturity dates and nominal amounts of the put options coincided with the exercise dates and nominal amounts of the outstanding hedge contracts. There were no outstanding put options at December 31, 2003 or December 31, 2004.

At December 31, 2002, as a requirement of the hedging contracts a collateral arrangement was entered into whereby an amount of $7,105,701 was held on deposit and had been pledged in favor of the provider of the hedge and recorded as cash. Funds required to be held on deposit as collateral reduced over time as project expenditure was undertaken and the foreign currency forward contracts were closed out. These amounts had reduced to nil as at December 31, 2003 and December 31, 2004.

Commodity hedge contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product. As at December 31, 2004, InterOil had entered into naphtha and crude swap agreements to hedge a portion of the anticipated January and February 2005, sales of naphtha and the purchase of associated crude feedstock. The unrealized gain on hedge contracts deemed to be effective at December 31, 2004 amounted $537,358 (2003 — $nil, 2002 — $nil) and is recognized in the financial statements under deferred hedge gain. A summary of the outstanding hedge contracts is as follows:

		Notional Volumes
Derivative	Type	(bbls)	Expiry	Price USD per Barrel	$ Receivable
Naphtha fixed price	Sell	50,000	Jan-05	$43.90	$280,000
Naphtha fixed price	Sell	50,000	Feb-05	$41.00	$112,500
Crude fixed price	Buy	50,000	Feb-05	$38.90	$111,000
Total					$503,500

10. Acquisition of subsidiary

On April 28, 2004, InterOil, through its wholly owned subsidiary, SPI Distribution Limited acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited (“IPL”). IPL is a distributor of refined petroleum products in Papua New Guinea.

The results of IPL’s operations have been included in the consolidated financial statements since April 28, 2004, the date control of IPL’s shares was transferred to InterOil. Under the purchase agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognized as a reduction in the acquisition cost.

The adjusted purchase price is $13,226,854, including a service agreement for $1,000,000 related to the purchase. A deposit of $1,000,000 of the purchase price has been paid. The remaining purchase price of $12,226,854, which is included in current liabilities at December 31, 2004, was discounted to $11,895,349 at the time of acquisition. The discount is being amortised over the period to the payment date of March 1, 2005 and the amortised amount is included in short term borrowing costs. At December 31, 2004 the discounted amount of the debt was $12,123,106.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10. Acquisition of subsidiary (cont’d)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

The net assets acquired is equal to the adjusted purchase price, less the discount on the balance owing for the purchase at the time of acquisition.

$

Cash	5,859,517
Trade receivables	8,241,400
Inventory	6,759,089
Other assets	1,614,249
Future income tax benefit	640,284
Property, plant and equipment	3,180,530

Total assets acquired	26,295,069

Accounts payable and accrued liabilities	(13,399,720)

Net assets acquired	12,895,349

The net cash received from the purchase of IPL of $4,631,904 is comprised of $5,859,517 held by IPL at the time of acquisition less $1,000,000 paid relating to the acquisition price and $227,613 paid in transaction costs and in stamp duty.

11. Secured loan

On June 12, 2001, the Company entered into a loan agreement with (OPIC) to secure a project financing facility of $85,000,000. The facility is fully drawn down at December 31, 2004. The loan is secured over the assets of the refinery project which have a carrying value of $236,683,247 at December 31, 2004 (2003 — $196,409,513, 2002 — $121,035,944).

The loan expires June 30, 2014 with half yearly repayments of $4,500,000 commencing June 30, 2005. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. The interest rate is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread. The OPIC spread was 3% per annum during 2004. From practical completion, achieved on January 31, 2005, the OPIC margin will increase to 3.5%.

Deferred financing costs of $760,488 are being amortized over the period of the loan (10 years) until June 2014. The accrued financing costs of $863,329 include discounting of the liability for a 12 month period. The total liability is $950,000 and will be due for payment in June 2006.

12. Debentures and warrants

On August 28, 2004 and September 4, 2004 InterOil issued a total of $45.0 million in senior convertible debentures. The debentures were to mature on August 28, 2009 and bore interest at a rate of 8.875% per annum, payable quarterly. The debentures were converted into 2,232,143 common shares of the Company at a fixed conversion price of US$20.16 per share on December 31, 2004 at the investors’ option. The Company also issued 180,000 additional shares to debenture holders in connection with their conversion of the debt to equity. As a result of the issuance of the 180,000 additional shares, share capital increased by $6,976,800 which represents the fair market value of the shares on the date they were issued. In connection with these additional shares $77,589 was recognized as a debt conversion expense and $6,899,211 was recorded to accumulated deficit during the year ended December 31, 2004.

In connection with the issuance of the senior convertible debentures, InterOil issued to the investors five-year warrants to purchase 359,415 common shares at an exercise price equal to US$21.91. All warrants were outstanding at December 31, 2004 and were not impacted by the debt conversion. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45%, and a weighted average expected life of the warrants of five years.

13. Income taxes

The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended December 31 were accounted for as follows:

	2004	2003	2002
	$	$	$

(Loss) before income taxes and non controlling interest	(51,134,909)	(3,503,131)	(1,319,824)
Statutory income tax rate	35.12%	35.12%	38.62%
Computed tax (benefit)	(17,958,580)	(1,230,300)	(509,716)
Effect on income tax of:
Losses in foreign jurisdictions not deductible	2,273,530	(56,527)	(183,802)
Non-deductible stock compensation expense	424,924	(13,926)	236,431
Gains and losses on foreign exchange	58,659	302,499	—
Tax rate differential in foreign jurisdictions	(341,613)	143,502	188,788
Over provision for tax in prior years	(42,874)	—	(332)
Tax losses for which no future tax benefit has been brought to account	2,696,330	836,142	346,526
Temporary differences for which no future tax benefit has been brought to account	14,552,726	—	158,204
Temporary differences brought to account on acquisition of subsidiary	(488,027)	—	—
Other — net	699,988	55,949	(234,653)

	1,875,063	37,339	1,446

      The future income tax asset at December 31 comprised the tax effect of the following:

	2004	2003	2002
	$	$	$
Future tax assets:
Temporary differences
Property, plant and equipment	2,263,654	—	—
Exploration expenditure	11,541,022	—	—
Other — net	127,240	(1,194,314)	671,323

	13,931,916	(1,194,314)	671,323
Loss carry forwards	4,850,380	2,558,406	1,366,190

	18,782,296	1,364,092	2,037,513
Less valuation allowance	(17,478,665)	(1,364,092)	(2,037,513)

Net future tax asset	1,303,631	—	—

All future tax assets recorded in the consolidated balance sheet relate to Papua New Guinea. The amounts are non current at December 31, 2004.

The valuation allowance for deferred tax assets increased by $16,164,716 in the year ended December 31, 2004, decreased by $673,421 in the year ended December 31, 2003 and increased by $622,646 in the year ended December 31, 2002.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment. Management has determined that a 100% valuation allowance of the net operating loss carry-forwards is appropriate as of December 31, 2004 in respect of losses generated from the refinery pre-commissioning activities.

14. Indirect participation interest

On May 17, 2004, PNG Energy Investors converted their $7,650,000 indirect participation interest (IPI) to 683,140 common shares of InterOil Corporation.

In March 2004, the Company received an additional $3,235,000 from PNG Drilling Ventures Limited (“PNGDV”) relating to PNGDV’s indirect interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licences 236, 237 and 238. This additional receipt brought the total invested by PNGDV in the indirect participation interest to $12,185,000. This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of the indirect participation interest, up to a maximum of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85 per common share. Alternatively, an amount up to $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised,the indirect participation in the drilling program will be maintained and distributions will be paid in accordance with the agreements. In January 2004, $75,500 of the PNGDV interest was converted to 5,000 common shares of InterOil Corporation and a further $1,500,670 of the interest was converted to 84,545 common shares on September 30, 2004 in accordance with the indirect participation interest agreement. The balance of PNGDV’s indirect participation interest at December 31, 2004 is $10,608,830 (December 31, 2003 — $8,950,000).

Prior to December 31, 2004, the Company received deposits of $13,749,852 toward an additional indirect participation interest.

15. Non-controlling interest

On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the refinery project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

At December 31, 2004, a subsidiary, SPI, holds 98.74% (2003 — 98.66%, 2002 — 98.55%) of the non-voting participating shares issued from EPI.

16. Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

	Number of Shares	$

Balance, January 1, 2002	20,186,870	92,808,387

Shares issued for cash	399,073	1,312,222

Balance, December 31, 2002	20,585,943	94,120,609

Shares issued for cash	3,817,500	61,060,640
Shares issued for debt	31,240	316,359
Shares issued on exercise of options	381,278	1,951,592

Balance, December 31, 2003	24,815,961	157,449,200

Shares issued for debt	3,184,828	56,698,121
Shares issued on exercise of options	310,095	2,666,333

Balance, December 31, 2004	28,310,884	216,813,654

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

17. Stock options

At December 31, 2004, 1,692,390 common shares were reserved for issuance under the Company stock option plan. Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
Stock options	Number of	exercise price	Number of	exercise price	Number of	exercise price
outstanding	options	$	options	$	options	$

Outstanding at beginning of year	1,363,265	7.55	1,510,085	5.48	1,165,600	4.00
Granted	224,460	26.30	257,802	14.09	762,585	6.53
Exercised	(310,095)	6.52	(381,278)	4.62	(393,000)	3.26
Expired	(115,308)	23.04	(23,344)	5.75	(25,100)	5.68

Outstanding at end of year	1,162,322	9.91	1,363,265	7.55	1,510,085	5.48

2004	Options issued and outstanding			Options exercisable
Range of exercise		Weighted average	Weighted average		Weighted average
prices		exercise price	remaining terms		exercise price
$	Number of options	$	(years)	Number of options	$

2.75 to 5.00	504,463	4.37	0.61	494,463	4.36
5.01 to 8.00	211,834	6.31	1.91	151,834	6.06
8.01 to 12.00	231,200	11.18	0.98	83,200	11.30
12.01 to 24.00	143,100	23.05	3.54	134,000	23.12
24.00 to 31.00	71,725	29.25	2.73	7,125	26.50

	1,162,322	9.91	2.07	870,622	8.39

The fair value of the 224,460 (2003 — 257,802, 2002 — 762,585 ) options granted subsequent to January 1, 2004 has been estimated at the date of grant in the amount of $1,122,938 (2003 — $1,087,131, 2002 — $976,900) using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45%, and a weighted average expected life of the options of 3.8 years. An amount of $1,209,921 has been recognized in 2004 as a compensation expense. In 2003, $530,794 (2002 — $206,936) was recognized as a proforma compensation expense disclosure. The estimated fair value of the options is expensed over the option’s vesting period, which is identified in the individual’s option agreement.

18. Working capital facility

During the year ended December 31, 2004, InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility bears interest at LIBOR + 2.5% on the short term advances. During the year the weighted average interest rate was 4.36%.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

At December 31, 2004, $9,479,459 of the total facility remained available for use.

At December 31, 2004, the Company had one letter of credit outstanding for $14,000,000. Cash totaling $24,407,709 was being maintained as a security margin for the facility, as separately disclosed in note 9. In addition, inventory of $20,368,957 and receivables of $46,911,393 secured the facility.

19. Operations

Sales and operating revenues include the tradeout of a crude cargo which resulted in sales income of $26,309,547 and cost of goods sold of $27,685,347. The tradeout related to refinery commissioning issues and is not considered to be part of normal trading operations which were capitalized up to December 31, 2004. Downstream sales of $44,334,939 and cost of good sold of $36,150,835 are also included.

20. Commitments

Payment due by period
		Less than			More than
Contractual obligations	Total	1 year	1 – 3 years	3 - 5 years	5 years
Long-Term Debt Obligations	$85,000,000	$9,000,000	$18,000,000	$18,000,000	$40,000,000
Indirect Participation Interests(1)	$6,885,000	$3,442,500	$3,442,500	nil	nil
Acquisition of BP assets in PNG(2)	$12,226,854	$12,226,854	nil	nil	nil
BP Services Agreement(3)	$1,000,000	$1,000,000	nil	nil	nil
Purchase Obligations(4)	$5,000,000	$1,000,000	$2,000,000	$2,000,000	nil
Operating Leases	$300,000	$300,000	nil	nil	nil
Petroleum Prospecting and Retention License(5)	$8,233,937	nil	$8,233,937	nil	nil
Total	$118,645,791	$26,969,354	$31,676,437	$20,000,000	$40,000,000

Notes

(1)	The Indirect Participation Interest terms provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs to the amount presented in the December 31, 2004 Consolidated Balance Sheet due to conversion requirements into the Company’s paid common shares.

(2)	The aggregate purchase price was $13,226,854. A down payment of $1,000,000 of the purchase price was paid in 2004.

(3)	Management service agreement with BP.

(4)	Arises from management fees payable under the 5 year refinery facilities and management contract.

(5)	Amount necessary for the next 2 years under the work program to maintain our exploration licenses. The committed amount can be spent in any proportion over the two years.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
21. Segment reporting
The following tables present the Company’s results by segment.

Year ended December 31, 2004
	Upstream	Midstream	Downstream	Corporate	Consol	Total

Operating results

External sales	—	26,309,547	62,410,291	—	(18,075,352)	70,644,486
Intersegment revenue	—	—	489,111	1,557,621	(2,046,732)	—
Interest revenue	—	—	—	382,461	—	382,461
Other unallocated revenue	—	—	—	196,337	—	196,337

Total segment revenue	—	26,309,547	62,899,402	2,136,419	(20,122,084)	71,223,284

Cost of sales and operating expenses	—	27,685,347	53,158,737	—	(15,499,568)	65,344,516
Office and admin and other expenses	1,649,191	3,133,095	3,146,905	8,309,537	(1,537,415)	14,701,313
Geological and geophysical expenses	2,903,313	—	—	—	—	2,903,313
Depreciation and amortization	12,510	311,986	224,214	90,365	—	639,075
Exploration impairment	35,566,761	—	—	—	—	35,566,761
Interest expense	4,932	843,888	455,368	1,899,027	—	3,203,215

Loss from ordinary activities before income taxes	(40,136,707)	(5,664,769)	5,914,178	(8,162,510)	(3,085,101)	(51,134,909)

Income tax expenses	—	—	(2,250,960)	24,740	351,157	(1,875,063)
Non controlling interest	—	—	—	70,091	—	70,091

Total net income/(loss)	(40,136,707)	(5,664,769)	3,663,218	(8,067,679)	(2,733,944)	(52,939,881)

Year ended December 31, 2003
	Upstream	Midstream	Downstream	Corporate	Consol	Total

Operating results	—	—	—	—	—	—

External sales	—	—	—	—	—	—
Intersegment revenue	—	—	—	1,068,746	(1,068,746)	—
Interest revenue	—	—	—	246,912	—	246,912
Other unallocated revenue	—	—	—	12,368	—	12,368

Total segment revenue	—	—	—	1,328,026	(1,068,746)	259,280

Cost of sales and operating expenses	—	—	—	—	—	—
Office and Admin and other expenses	520,270	222,067	24,939	3,730,502	(1,078,801)	3,418,977
Depreciation and amortization	10,282	8,254	—	54,532	—	73,068
Exploration expenses	164,992	—	—	—	—	164,992
Interest expense	—	—	—	105,374	—	105,374

Loss from ordinary activities before income taxes	(695,545)	(230,321)	(24,939)	(2,562,382)	10,055	(3,503,131)

Income tax expenses	—	—	—	(37,339)	—	(37,339)
Non controlling interest	—	—	—	22,901	—	22,901

Total net income/(loss)	(695,545)	(230,321)	(24,939)	(2,576,820)	10,055	(3,517,569)

Year ended December 31, 2002
	Upstream	Midstream	Downstream	Corporate	Consol	Total

Operating results	—	—	—	—	—	—

External sales	—	—	—	—	—	—
Intersegment revenue	—	—	—	645,434	(645,434)	—
Interest revenue	—	—	—	373,015	—	373,015
Other unallocated revenue	—	—	—	11,211	—	11,211

Total segment revenue	—	—	—	1,029,660	(645,434)	384,226

Cost of sales and operating expenses
Office and Admin and other expenses	(215,836)	(123,626)	3,258	1,847,812	14,112	1,525,720
Depreciation and amortization	—	—	—	85,657	—	85,657
Exploration write off	92,673	—	—	—	—	92,673
Interest expense	—	—	—	—	—	—

Loss from ordinary activities before income taxes	123,163	123,626	(3,258)	(903,809)	(659,546)	(1,319,824)

Income tax expenses	—	—	—	(1,446)	—	(1,446)
Non controlling interest	—	—	—	5,383	—	5,383

Total net income/(loss)	123,163	123,626	(3,258)	(899,872)	(659,546)	(1,315,887)

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

The following tables present the Company’s total assets by segment:

Year ended December 31, 2004
Upstream	Midstream	Downstream	Corporate and consolidations	Totals

21,570,221	269,301,052	34,436,144	60,534,767	385,842,184

Year ended December 31, 2003
Upstream	Midstream	Downstream	Corporate and consolidations	Totals

60,129,239	181,660,129	321,817	18,228,665	260,339,850

Year ended December 31, 2002
Upstream	Midstream	Downstream	Corporate and consolidations	Totals

3,047,177	136,253,078	221,485	(4,446,879)	135,074,861

Interest capitalized during the year to midstream plant and equipment was $5,949,270 (2003 - $4,025,004 , 2002 — $1,820,404)

Refer to note 7 for plant and equipment presented by business segment.

22. Subsequent events

On January 28, 2005 InterOil Corporation obtained a $20,000,000 Term Loan Facility from Clarion Finanz AG of which a tranche of $10,000,000 was received on January 31, 2005 and the balance of $10,000,000 was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears, and includes a 1% arrangement fee of the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty.

The certificate for practical completion of the refinery project in PNG was received on January 31, 2005.

InterOil applied for delisting from the Australian Stock Exchange on February 18, 2005.

InterOil executed investment agreements in respect of its ongoing exploration program in Papua New Guinea on February 28, 2005. Under these agreements, certain institutional and accredited investors have agreed to invest $125,000,000 for an aggregate 25% indirect participation interest in the exploration program.

InterOil made the final payment for the acquisition of BP Papua New Guinea on March 1, 2005, excluding a services agreement fee of $1,000,000 which is due on April 1, 2005.

23. Loss per share

Warrants, indirect participation conversion options and stock options totaling 2,155,042 common shares at prices ranging from $2.75 to $30.40 per share were outstanding in 2004 (2003 — 2,769,940 common shares at prices ranging from $2.75 to $30.40 per share, 2002 — 1,515,085 common shares at prices ranging from $2.75 to $12.00 per share) but were not included in the computation of diluted loss per share because they caused the loss per share to be antidilutive.

24. United States generally accepted accounting principles disclosures

The audited consolidated financial statements of the Company for the twelve month periods ended December 31, 2004, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms with generally accepted accounting principles in the United States (“U.S. GAAP”). The reconciliations and other

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

information presented in this note are solely in relation to the consolidated financial statements. The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.

The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	Dec 31, 2004		Dec 31, 2003		Dec 31, 2002
	$	$	$	$	$	$

Revenue

Sales and operating revenues(1)	70,644,486	121,974,268	—	—	—	—
Interest	382,461	382,461	246,912	246,912	373,015	373,015
Other	196,337	196,337	12,368	12,368	11,211	11,211

	71,223,284	122,553,066	259,280	259,280	384,226	384,226

Expenses
Cost of sales and operating expenses(1)	63,836,182	128,362,792	—	—	—	—
Administrative and general expenses(1)	7,831,550	8,577,513	2,264,187	2,264,187	2,156,254	2,156,254
Inventory revaluation	1,508,334	1,508,334
Depreciation and amortization (1)	639,075	1,462,953	73,068	73,068	85,657	85,657
Management fees for prior periods waived	—	—	(840,000)	(840,000)	—	—
Debt conversion expense(5)	—	6,976,800	—	—	—	—
Exploration costs	38,470,074	38,470,074	164,992	164,992	92,673	92,673
Legal and professional fees	3,573,727	3,655,631	1,421,390	1,421,390	464,253	464,253
Short term borrowing costs	4,705,190	4,705,190	—	—	—	—
Long term borrowing costs	1,401,256	1,401,256	—	—	—	—
Foreign exchange (gain) loss(2)	392,805	392,805	678,774	(7,392,002)	(1,094,787)	(8,829,287)
Non-controlling interest	(70,091)	(265,624)	(22,901)	94,341	(5,383)	108,617

	122,288,102	195,247,724	3,739,510	(4,214,024)	1,698,667	(5,921,833)

Income/(loss) before income taxes	(51,064,818)	(72,694,658)	(3,480,230)	4,473,304	(1,314,441)	6,306,059

Income tax expense(3)	(1,875,063)	(1,875,063)	(37,339)	(37,339)	(1,446)	(1,446)

Income/(loss) before cumulative effect of accounting change	(52,939,881)	(74,569,721)	(3,517,569)	4,435,965	(1,315,887)	6,304,613

Cumulative effect of accounting change(4)	—	(737,650)	—	—	—	—

Net income/(loss)	(52,939,881)	(75,307,371)	(3,517,569)	4,435,965	(1,315,887)	6,304,613

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

Statement of comprehensive income (loss),
net of tax

	Twelve months ended
	December 31,
	2004	2003	2002
	$	$	$

Net income/(loss) in accordance with U.S. GAAP	(75,307,371)	4,435,965	6,304,613

Foreign currency translation reserve	463,200	—	—

Deferred hedge gain	537,358	—	—

Other comprehensive income	1,000,558	—	—

Comprehensive income/(loss)	(74,306,813)	4,435,965	6,304,613

	Foreign		Accumulated
	currency		other
Statement of accumulated other	translation	Deferred	comprehensive
comprehensive income, net of tax (AOCI)	reserve	hedge gain	income

AOCI balance as of December 31, 2001	—	—	—

Current period change	—	—	—

AOCI balance as at December 31, 2002	—	—	—

Current period change	—	—	—

AOCI balance as of December 31, 2003	—	—	—

Current period change	463,200	537,358	1,000,558

AOCI balance as of December 31, 2004	463,200	537,358	1,000,558

Per share amounts

Basic per share amounts computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.

For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were antidilutive for the year ended December 31, 2004. Antidilutive shares on issue for the year ended December 31, 2003 were 35,822 and December 31, 2002 were 152,917.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

	Year ended December 31,
Weighted average number of shares on which earnings per
share calculations are based in accordance with U.S. GAAP	2004	2003	2002

Basic	25,373,575	22,649,924	20,462,167
Effect of dilutive options	—	1,542,214	338,551

Diluted	25,373,575	24,192,138	20,800,718

Net income/(loss) per share in accordance with U.S. GAAP
Basic	(2.97)	0.20	0.31
Diluted	(2.97)	0.18	0.30

The following table presents the consolidated balance sheets under U.S. GAAP compared to Canadian GAAP:

	As of		As of
	December 31, 2004		December 31, 2003
	Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U.S. GAAP

Current assets	132,258,350	132,258,350	35,012,370	35,012,370
Oil and gas properties	6,605,360	6,605,360	23,018,015	23,018,015
Capital assets (1)	244,508,278	232,641,229	48,854,559	48,854,559
Deferred project costs (2)	406,077	406,077	153,454,906	156,514,019
Deferred charges	760,488	760,488	—	—
Future income tax benefit (3)	1,303,631	1,303,631	—	—

Total assets	385,842,184	373,975,135	260,339,850	263,398,963

Current liabilities	141,659,692	141,659,692	16,314,334	16,314,334
Deferred financing costs	863,329	863,329	—	—
Long term debt	86,608,830	86,608,830	90,600,000	90,600,000
Non-controlling interest	6,404,262	6,063,971	6,467,496	6,322,739
Shareholders’ equity (1) (2) (4)	150,306,071	138,779,313	146,958,020	150,161,890

Total liabilities & shareholders’ equity	385,842,184	373,975,135	260,339,850	263,398,963

(1)	Operations: The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 21 in the consolidated financial statements, operations commenced after December 31, 2004 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004’s results to the refinery project.

In addition to recognizing December 2004’s results in the statement of operations, one month of depreciation expense was also recorded under U.S. GAAP for the refinery. The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP in note 1(l) in the consolidated financial statements.

The Company was a development stage enterprise in prior years in respect of the refinery construction. Classification as a development stage enterprise under U.S. GAAP ceased in conjunction with operations commencement at December 1, 2004.

The Company made sales from the refinery of $30,539,560 (59.5%) to one customer during the year.

(2)	Derivative instruments and hedging: The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended (“SFAS No. 133”), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

The Company elected not to adopt the FASB’s optional hedge accounting provisions when SFAS No. 133 became effective on January 1, 2001. Accordingly unrealized gains and losses resulting from the valuation of derivatives at fair value arising during the years ended December 31, 2003 and 2002 were recognized in income as the gains and losses arose under U.S. GAAP. Under Canadian GAAP for these years, the Company continued to recognize the gains and losses on derivative contracts designated as hedges concurrently with the recognition of the transactions being hedged.

The Canadian Institute of Chartered Accountants issued Accounting Guideline 13 “Hedging Relationships” (“AcG-13”), which became effective January 1, 2004. This guideline was issued to align certain accounting principles under Canadian GAAP with SFAS No. 133, including hedge documentation and assessing hedge effectiveness. The Company adopted the hedge accounting provisions in AcG-13 and SFAS No. 133 in respect of the commodity forward contracts it transacted beginning in July 2004. The hedge accounting for the new hedges is disclosed in notes 1(i) and 8 in the consolidated financial statements of the Company for the year ended December 31, 2004.

(3)	Income tax effect of adjustments: The income tax effect of U.S. GAAP adjustments was a tax benefit of $7,665,071 for the year ended December 31, 2004 for which a corresponding increase in the valuation allowance was recorded. No income tax expense was recorded in the years ended December 31, 2003 and 2002 due to the tax relief available in PNG through five years after the refinery commences operations.

(4)	Stock based compensation: FASB Statement No. 123, “Accounting for Stock-based Compensation” (“SFAS No. 123”), establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.

Prior and during the years ended December 31, 2003 and 2002, the Company issued options to non-employees that were direct awards of stock or that called for settlement by the issuance of equity instruments using the fair value method. The Company followed the provisions of the Canadian Institute of Chartered Accountants in Handbook Section 3870, “Stock-based compensation and other stock-based payments” (“CICA 3870”), which resulted in recognition of compensation expense for stock options issued to non-employees under Canadian GAAP on a basis consistent with the requirements of SFAS No. 123.

As permitted under SFAS No. 123, the Company also issued options to employees that were direct awards of stock using the intrinsic value method, which is provided for in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Where options were granted with exercise prices equal to the market price when the options were granted, no compensation expense was recorded at the time of the option grants. Had compensation cost for the Company’s stock options been determined based on the fair market value at the grant dates of the awards, and amortized on a straight-line basis, consistent with methodology prescribed by SFAS No. 123, the Company’s net income and net income per share for the years ended December 31, 2003 and 2002 would have been the pro forma amounts indicated as follows:

	Year ended December 31,
	2003	2002

Net income in accordance with U.S. GAAP	4,435,965	6,304,613

Pro forma stock based compensation	(530,794)	(206,856)

Pro forma net income	3,905,171	6,097,757

Earnings per share as reported
Basic	0.20	0.31
Diluted	0.18	0.30
Pro forma earnings per share
Basic	0.17	0.30
Diluted	0.16	0.29

The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the year and the assumptions used in their determination are the same as note 16 to the consolidated financial statements.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

At January 1, 2004, the Company adopted the provisions of CICA 3870 in respect of the employee stock-based awards, which resulted in recognition of compensation expense for such awards under Canadian GAAP on a basis consistent with the fair value provisions of SFAS No. 123. As disclosed in note 1(c) to the consolidated financial statements, the Company retroactively applied the fair value method to all employee stock options granted on or after January 1, 2002, without restatement to prior years.

This is not consistent with the modified prospective transition method allowed for a voluntary change to the fair value method under FASB Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS No. 148”). The modified prospective method requires retroactive consideration of all employee stock awards granted, modified or settled on or after January 1, 1995. The Company did not adjust for this GAAP difference as there were no options granted, modified or settled between January 1, 1995 and January 1, 2002 that would have materially impacted net income for the years ended December 31, 2004, 2003 and 2002.

The cumulative effect of this change in accounting principle of $737,650 was recorded to opening accumulated deficit under Canadian GAAP. This is required to be disclosed as a cumulative change in accounting principle in the statement of operations under U.S. GAAP.

(5)	Debt conversion expense:

As disclosed in note 12 in the consolidated financial statements, 100% of the convertible debentures were converted before 31 December 2004. The Company issued an additional 180,000 shares to induce conversion before the end of the year. Under Canadian GAAP, the fair value of these shares was recorded as an increase in share capital of $6,976,800 with offsetting adjustments to retained earnings of $6,899,211 and a conversion expense of $77,589.

FASB Statement No. 84, “Induced Conversions of Convertible Debt” requires an expense to be recorded when convertible debt is converted under an inducement. The Company recognized the entire fair value of the inducement shares of $6,976,800 as a conversion expense under U.S. GAAP.

Acquisition of InterOil Products Limited (“IPL”)
The following summary audited pro forma condensed consolidated financial information for the twelve month periods ended December 31, 2004 and 2003 shows the estimated pro forma impact on the Company’s consolidated financial statements of the acquisition of IPL as of April 28, 2004. Refer to note 9 in the consolidated financial statements.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

This pro forma information is based on management’s current estimates of, and good faith assumptions regarding, the adjustments arising from the transactions described above. The pro forma adjustments are based on currently available information and actual adjustments could differ materially from the current estimates.

The pro forma information does not purport to represent what the financial position and results of operations actually would have been had the acquisition of IPL been consummated on the dates indicated or to project the financial position of any future date of operations for any future period.

The following pro forma statements of earnings for the years ended December 31, 2004 and 2003 give effect to the acquisition of IPL as if it had occurred on January 1, 2003.

	InterOil	IPL(1)	Pro forma

	(audited)	(unaudited)	(unaudited)
Twelve months ended December 31, 2004
Sales and operating revenue — Canadian GAAP	70,644,486	27,317,000	97,961,486
Sales and operating revenue — U.S. GAAP	121,974,268	27,317,000	149,291,268
Net loss — Canadian GAAP	(52,939,881)	2,350,000	(50,589,881)
Net loss — U.S. GAAP	(75,307,371)	2,350,000	(72,957,371)

Basic loss per share (cents per share)
Canadian GAAP (2)	(2.08)		(1.99)
U.S. GAAP (3)	(2.97)		(2.87)
Diluted loss per share (cents per share)
Canadian GAAP (2)	(2.08)		(1.99)
U.S. GAAP (3)	(2.97)		(2.87)

Twelve months ended December 31, 2003
Sales and operating revenue — Canadian and U.S. GAAP	—	69,897,000	69,897,000
Net income/(loss) — Canadian GAAP	(3,517,569)	6,474,000	2,956,431
Net income — U.S. GAAP	4,435,965	6,474,000	10,909,965

Basic income/(loss) per share (cents per share)
Canadian GAAP (2)	(0.15)		0.14
U.S. GAAP (3)	0.20		0.49
Diluted income/(loss) per share (cents per share)
Canadian GAAP (2)	(0.15)		0.13
U.S. GAAP (3)	0.18		0.45

(1)	Financial data for the year ended December 31, 2004 represents results for the period from January 1, 2004 to April 28, 2004, the effective date the Company gained control of IPL, and is derived from the unaudited management accounts of IPL. Financial data for the year ended December 31, 2003 represents the actual results for the year ended December 31, 2003.

(2)	The weighted average number of shares used in the earnings per share information is consistent with that used under Canadian GAAP for the respective periods.

(3)	The weighted average number of shares used in the earnings per share information is consistent with that used under U.S. GAAP for the respective periods.